SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               EXTECH Corporation
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    302234109
                                 (CUSIP Number)

                             Nicholas S. Hodge, Esq.
                              Edwards & Angell, LLP
                               101 Federal Street
                              Boston, MA 02100-1800
                                 (617) 439-4444
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                February 25, 1999
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: ______







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CUSIP No. 302234109

1.  Name of Reporting Person S.S. or  I.R.S. Identification No. of  Above Person

Eagle Insurance Company
220874880

2. Check the Appropriate Box if a Member of a Group

       (a) _____
       (b) _____

3.  SEC Use Only


4.  Source of Funds

OO

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power

       1,486,893

8. Shared Voting Power

         -0-

9. Sole Dispositive Power

       1,486,893

10. Shared Dispositive Power

          -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

        1,486,893

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

12.6% of the Common Stock, $.01 par value.

14.  Type of Reporting Person
IC, CO




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ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock"), of EXTECH Corporation, a Delaware corporation (the "Company").

The principal executive offices of the Company are located at 90 Merrick Avenue, East Meadow, New York, 11554.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This statement is being filed by Eagle Insurance Company, a New Jersey domiciled insurance company ("Eagle"), which is a wholly-owned subsidiary of The Robert Plan Corporation, a Delaware corporation ("The Robert Plan"). The directors of Eagle are William Wallach, Frances Wallach, Robert M. Wallach (also a Vice President of Eagle), Lawrence
         S. Isaacs (also a Vice President of Eagle), Roy DiVittorio (also a Vice President of Eagle), Philbert Nezamoodeen, John D. Reiersen, and Jasper
         J. Jackson, and the executive officers of Eagle are John D. Reierson - President, and Philbert Nezamoodeen - Vice President / Chief Operating Officer / Secretary. The directors of The Robert Plan are William Wallach, Robert M. Wallach, Carl R. Hollander, Jasper J. Jackson, and Howard Smith. The executive officers of The Robert Plan are William
         Wallach - Chairman Emeritus, Robert M. Wallach - Chairman / Chief Executive Officer / President, Jasper J. Jackson - Sr. Executive Vice President / General Counsel / Secretary, Philbert Nezamoodeen - Sr. Executive Vice President / Treasurer / Assistant Secretary, Hylan T. Hubbard III- Sr. Executive Vice President / COO, John D. Reiersen -
         Executive  Vice   President,   and  Roy  DiVittorio  -  Executive  Vice
         President.

(b) The principal business address of Eagle and each of the directors and executive officers of Eagle is 999 Stewart Avenue, Bethpage, New York 11714. The principal business address of The Robert Plan and each of the directors and executive officers of The Robert Plan is 999 Stewart Avenue, Bethpage, New York 11714.

(c) Eagle is a property and casualty insurer. The principal occupations of the executive officers and directors of Eagle are as listed in Item 2(a) above.

         Eagle is a wholly-owned subsidiary of The Robert Plan, which is an insurance company holding company and is engaged in providing services to insurance companies. With the exception of Carl R. Hollander, who is a partner with the law firm of Murray & Hollander LLP, 400 Park Avenue, New York, NY 10022, and Howard Smith, who is the Sr. Vice President and CFO of American International Group, Inc., 70 Pine Street, New York, NY 10270, the principal occupations of the executive officers and directors of The Robert Plan are as listed in Items 2(a) above.

(d) During the last five years, (i) neither Eagle nor any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) neither The Robert Plan nor any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, (i) neither Eagle nor any of its directors or executive officers has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws, and (ii) neither The Robert Plan nor any of its directors or executive officers has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Eagle is formed under the laws of the State of New Jersey. All of the directors and executive officers of Eagle are United States citizens. The Robert Plan is formed under the laws of Delaware. All of the directors and executive officers of The Robert Plan are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not Applicable

ITEM 4.  PURPOSE OF THE TRANSACTION

Eagle acquired 1,486,893 shares of the Company's common stock in a private placement pursuant to the Eagle Subscription Agreement (the "Acquisition"). The Acquisition occurred simultaneously with the closing of the Company's acquisition of all of the issued and outstanding shares of the common stock of Dealers Choice Automotive Planning Inc. ("DCAP") as well as interests in certain entities affiliated with DCAP. Pursuant to the Eagle Subscription Agreement, the size of the Board of Directors of the Company is to be increased to five and Robert M. Wallach, Eagle's Vice President and the President and Chief Executive Officer of The Robert Plan is to be appointed a member of the Board of Directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date hereof, Eagle is the beneficial owner of 1,486,893 shares or 12.6% of the Common Stock, $.01 par value, of the Company.

(b) Eagle has sole power to vote or direct the vote of and the sole power to dispose of or to direct the disposition of 1,486,893 shares of Common Stock.

(c)      Not applicable.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

(99) Subscription Agreement, dated as of October 2, 1998, by and between EXTECH Corporation, a Delaware corporation, and Eagle Insurance Company, a New Jersey domiciled insurance company.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: March 5, 1999                      EAGLE INSURANCE COMPANY
      -------------

                                    By: /s/ Philbert Nezamoodeen
                                        ----------------------------------------
                                            Philbert Nezamoodeen
                                            Vice President, Chief Operating
                                              Officer and Secretary